SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

Name of Registrant: Weis Markets, Inc.

Name of persons relying on exemption: Los Angeles County Employees Retirement Association (LACERA)

Address of persons relying on exemption: 300 N. Lake Avenue, Pasadena, CA 91101

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

April 22, 2024

Dear Weis Markets, Inc. Shareowner:

Vote “Withhold” for the re-election of Director Nominees Jonathan Weis, Harold Graber Jr., Edward Lauth III, Dennis Hatchell, and Gerrald Silverman

As long-term investors vested in Weis Markets, Inc.’s future growth and success, LACERA will be voting “Withhold” for the re-election of director nominees Jonathan Weis, Harold Graber Jr., Edward Lauth III, Dennis Hatchell, and Gerrald Silverman at Weis Markets, Inc. (Weis) May 2, 2024 Annual General Meeting for what we believe to be inadequate board succession planning, lagging governance practices, and lagging track record of inclusive recruitment. LACERA owns approximately 4,508 shares of Weis common stock as of March 14, 2024.

Inadequate Board Succession Planning

•	Weis’s Corporate Governance Guidelines state that “The Board’s optimum size is seven (7) members,” [1] but the Weis board currently has only five members
•	No new directors in at least 8 years
•	Average director tenure is 15 years with the longest-tenured director serving 28 years
•	Lack of formal Nominating and Governance Committee

•	No disclosure of a board skills matrix disclosing identified requisite skills to oversee future business strategy and risks on investors’ behalf

Lagging Governance Practices

•	No majority vote standard for director elections
•	Lack of formal Nominating and Governance Committee
•	Combined CEO and Chair of the Board
•	Board is less than 2/3rds independent (Proxy statement notes that 3 of 5 directors are considered independent consistent with the listing standards of the NYSE) [2]

Lagging Track Record of Inclusion in Board Recruitment

•	Weis Corporate Governance Guidelines states, “The Board seeks members from diverse professional and personal backgrounds,” and references the Board’s “consideration of diversity,” [3] yet Weis’s proxy discloses no racial inclusion and no gender inclusion among current Board members and nominees[4]
•	Empirical research continues to link diversity with even stronger financial performance
o	The National Association of Corporate Directors’ (NACD) 2019 Projections on Emerging Board Matters highlights, “The stakes for having the right people around the boardroom table have never

PLEASE NOTE: The cost of this solicitation is being borne entirely by LACERA. LACERA is not asking for your proxy card.  Please do not send us your proxy card.

o	been higher. Increasingly, directors are recognizing that board composition should support and reflect the strategic needs of the organization… Of particular concern are whether there is enough diversity in the boardroom, whether the board has the right combination of skills and how the board views director tenure.”[5]
o	The top quartile of companies measured on gender diversity among their executive teams were 39% more likely to be in the top quartile of companies for profitability in 2023 – up from 25% in 2020, 21% in 2017 and 15% in 2014.[6]
o	Top-quartile companies measured by racial diversity in executive teams were 39% more likely to outperform on profitability than those in the fourth quartile.[6]

LACERA Believes Robust Board Succession Planning is Key to Board Quality7

•	LACERA encourages Boards to be composed of highly talented directors with a diverse set of relevant skills, competencies, and attributes to oversee strategy and risk on investors’ behalf.
•	LACERA welcomes a mix of director tenures to ensure both institutional familiarity and fresh perspectives, as a firm’s market environment and business strategies evolve.
•	We believe core investor rights ensure fair and equitable treatment of investors and help foster investor confidence and accountability, thereby facilitating capital formation and growth for companies.

Hold Directors Accountable for Poor Board Succession Planning and Governance

LACERA encourages investors to hold director nominees Jonathan Weis, Harold Graber Jr., Edward Lauth III, Dennis Hatchell, and Gerrald Silverman accountable for what we believe to be inadequate board succession planning, lagging governance practices, and a lack of track record of inclusion of diverse directors.

As a long-term investor, LACERA believes Weis’s board needs to be comprised of directors able to demonstrate a track record of ensuring a robust and inclusive board refreshment and recruitment process. LACERA attempted to engage Weis on the above concerns in September 2023 but has not received a response.

Weis (ticker:WMK) stock performance, including dividends, has trailed its industry peers as measured by the MSCI USA Small Cap Consumer Staples Distribution and Retail industry by 1.10% per year over the past 5 years ending Friday, April 19, 2024.

Proxy research provider, Institutional Shareholder Services Inc. is recommending a “Withhold” vote for all director nominees at Weis Markets, Inc. at its May 2, 2024, Annual General Meeting.

Vote “Withhold” for the re-election of director nominees Jonathan Weis, Harold Graber Jr., Edward Lauth III, Dennis Hatchell, and Gerrald Silverman at the Weis Markets, Inc. May 2, 2024, Annual General Meeting.

Should you have any questions please feel free to contact Dale Johnson, Investment Officer, at djohnson@lacera.com.

Sincerely,

Dale Johnson

Investment Officer

Los Angeles County Employees Retirement Association (LACERA)

1 https://www.weismarkets.com/corporate-governance-guidelines (Accessed April 19, 2024)

2 https://www.sec.gov/ix?doc=/Archives/edgar/data/105418/000010541824000018/wmk-20231230xdef14a.htm

PLEASE NOTE: The cost of this solicitation is being borne entirely by LACERA. LACERA is not asking for your proxy card.  Please do not send us your proxy card.

3 https://www.weismarkets.com/corporate-governance-guidelines (Accessed April 19, 2024)

4 https://www.sec.gov/ix?doc=/Archives/edgar/data/105418/000010541824000018/wmk-20231230xdef14a.htm

5 National Association of Corporate Directors. 2019. New Voices in the Boardroom: The Gradual Evolution of Board Composition. https://boardleadership.nacdonline.org/rs/815-YTL-682/images/2019%20NACD%20Govrnance%20Outlook%20Report.pdf?mkt_tok=eyJpIjoiTW1Wak56WmlPVGsz

WWpWaSIsInQiOiJQR25qeGowODY1bDVGWWFlOVRqdTBtVE45a0k1VW1BUm5sMFpnWUp2a21oXC81d3ZZbVY5cDMybkJUeVQydXl6M3ZIdzdGS0x5aFg2

WTJQcUJwenVVRUVobjRYWXpuZzZDU0N6NEhZVnFQYzJIQ0xua3ZXb0V2NnR3MlVRVWZKN2QifQ%3D%3D

6 McKinsey & Company, “Diversity Matters Even More” by Dame Vivian Hunt, Sundiatu Dixon-Fyle, Celia Huber, Maria del Mar Martinez Marquez, Sara Prince, and Ashley Thomas, December 2023.

https://www.mckinsey.com/featured-insights/diversity-and-inclusion/diversity-matters-even-more-the-case-for-holistic-impact#/

7 LACERA’s Corporate Governance and Stewardship Principles. https://www.lacera.com/sites/default/files/assets/documents/board/Governing%20Documents/BOI%20Policies/CorpGovPrinciples.pdf

PLEASE NOTE: The cost of this solicitation is being borne entirely by LACERA. LACERA is not asking for your proxy card.  Please do not send us your proxy card.